

February 27, 2013

<u>Via E-mail</u>
Ms. Vicki J. Duncomb
Vice President and Chief Financial Officer
The Dolan Company
222 South Ninth Street, Suite 2300
Minneapolis, Minnesota 55402

>   **Re: The Dolan Company**
>   **Form 10-K for the Year Ended December 31, 2011**
>   **Filed March 9, 2012**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2012**
>   **Filed November 2, 2012**
>   **Form 8-K Filed November 2, 2012**
>   **File No. 1-33603**

Dear Ms. Duncomb:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the fillings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,

>   /s/ Jennifer Thompson

>   Jennifer Thompson
>   Accounting Branch Chief